[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                ACERGY S.A. $58 MILLION CONTRACT AWARD IN NORWAY

London, England - September 28, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract valued at approximately $58 million from Hydro on behalf of the Ormen Lange Licences.

The contract is for the installation of a MEG line and umbilical and tie-in and commissioning of the MEG line, umbilical and flowlines in a water depth of 900 metres on the Ormen Lange Southern field development project. Offshore installation will start in the second quarter of 2009.

Oeyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said, "We welcome the award of another deepwater construction contract for Hydro for additional work on the Ormen Lange field which follows the installation of the export trunkline in 2006 and the MEG line work completed earlier this year."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:

Julian Thomson/ Karen Menzel
Acergy S.A.
UK +44 20 7290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com www.acergy-group.com

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